TEEKAY OFFSHORE PARTNERS L.P.

4th Floor, Belvedere Building,

69 Pitts Bay Road,

Hamilton HM 08, Bermuda

Telephone: (441) 298-2530

Fax: (441) 292-3931

August 27, 2012

Justin Dobbie, Legal Branch Chief

United States Securities and Exchange Commission

Division of Corporate Finance

100 F Street N.E.

Washington, D.C. 20549

Re:	Teekay Offshore Partners L.P.
Registration Statement on Form F-3
Filed August 10, 2012
File No. 333-183225

Dear Mr. Dobbie:

We have reviewed your letter to us of August 22, 2012, setting forth staff comments on the Teekay Offshore Partners L.P. (the “Company”) Registration Statement on Form F-3 filed on August 10, 2012 (the “Registration Statement”). This letter responds to the comment in your letter. For your convenience, our response has been keyed to the comment. Page numbers refer to the Registration Statement as filed.

Concurrently with the submission of this letter, the Company is filing Amendment No. 1 to the Registration Statement.

Selling Securityholders, page 13

1. We note that certain of the selling securityholders appear to be affiliates of broker-dealers. If true, please revise this section to clarify that (i) the selling securityholders purchased the common units in the ordinary course of business and (ii) at the time of the purchase of the common units to be resold, the selling securityholders had no agreements or understandings, directly or indirectly, with any person to distribute the common units.

Response to Comment No. 1:

We have confirmed with the selling securityholders that the clarification requested by the staff is true; therefore, we have revised page 13 as requested. We revised footnotes 1 and 2 to the selling securityholder table to clarify that those selling securityholders who are affiliates of broker-dealers: (i) purchased the common units in the ordinary course of business and (ii) at the time of the purchase of the common units to be resold, had no agreements or understandings, directly or indirectly, with any person to distribute the common units.

[Signature page follows]

Please feel free to contact me if you would like to discuss any of the matters contained in this letter.

/s/ Peter Evensen
Peter Evensen
Chief Executive Officer and Chief Financial Officer

cc: David Matheson (Perkins Coie LLP)

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